Exhibit 10.1

Campers Inn Holding Corp.

6200 Lake Gray Blvd

Jacksonville FL 32244

September 11, 2025

Mr. Robert DeVincenzi, Chairman of the Board

Mr. Ronald Fleming, CEO & Director

Lazydays Holdings, Inc.

4042 Park Oaks Boulevard

Suite 350

Tampa, FL 33610

CC:

Mr. James Doak

Miller Buckfire

Final Non-Binding Letter of Intent

Dear Mr. DeVincenzi and Mr. Fleming,

Thank you for providing Campers Inn Holding Corporation, a Delaware corporation (“Campers Inn”, “us”, “our”, or “we”), with the opportunity to present this non-binding letter of intent (this “LOI”) with respect to the acquisition by us or NewCo (as defined below) of assets of Lazydays Holdings, Inc., a Delaware corporation (“Lazydays” or “Company”), and its subsidiaries.

Background on Campers Inn

Established in 1966, Campers Inn is the nation’s largest family-operated RV dealer with multiple locations across the U.S. Over its nearly 60-year history, Campers Inn has successfully integrated 16 acquisitions comprising 22 rooftops (not including startups or partnerships) and firmly established itself as an industry leader.

Campers Inn comes with an industry leading approach, including a people-first culture and an innovative operating methodology in areas such as AI. In addition, we have a track record of acquiring dealerships, improving their performance, and bringing them under our cultural philosophy and operating structure. Our company is still family operated, and we are able to bring a personal touch to our multi-dealer operations. Finally, we have a strong capital structure for continued growth.

Contemplated Transaction

1.	Transaction Structure:

a.	Asset Purchase Price: Campers Inn or NewCo to purchase the assets of Lazydays and its subsidiaries for $30 million. This includes FF&E, parts, equipment, goodwill, etc. This amount is separate from the amounts paid for the real estate or inventory (outlined below).

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b.	Locations to Operate: Campers Inn or NewCo to continue to operate, and assume underlying leases, in the following locations – Seffner, the three Knoxville locations (Strawberry, Airstream Knoxville, and Turkey Creek), Tucson, St George, and Johnstown. We are assessing whether to operate the other locations.

c.	Real Estate Purchases: Campers Inn or NewCo to purchase the following real estate for 85% of appraised value – Turkey Creek, Airstream of Knoxville, Knoxville Storage Facility. We propose to purchase the following real estate at 60% of appraised value – Las Vegas, Waller, and Aurora. We propose to buy the Wilmington, OH property for 50% of appraised value.

d.	New Inventory: Campers Inn or NewCo to purchase all of the company’s new inventory (all locations). New inventory purchased at the following values: 100% of invoice for Model Year 2026s, 90% of invoice for Model Year 2025s, 80% of invoice for Model year 2024s. Any remaining 2023s to be purchased as used inventory - see valuation in paragraph e. Any remaining inventory denoted as specified units by Lazydays to Campers Inn to be purchased at $50,000 per unit or Lazydays can sell as they see fit (wholesale, auction, etc.).

e.	Used Inventory: Campers Inn or NewCo to purchase all the company’s used inventory (all locations). Used inventory to be purchased at 85% of wholesale book value. We would purchase all used inventory subject to ensuring each unit must have a clean title and normal wear and tear.

f.	Transportation Deductions: All inventory in Oregon, Minnesota, Iowa, and Ohio would be further reduced by $1,000 per unit in order to transport the inventory to other locations. Inventory remaining in Wildwood would be further reduced by $400 to transport to other locations.

2.	Timeline: Campers Inn is prepared to expeditiously move forward. Our target signing date for the definitive asset purchase agreement is October 6, 2025, provided the Company’s counsel delivers a first draft of the asset purchase agreement within seven days of mutual signing of this letter of intent (“APA Milestone”). The closings may occur in a series of site-specific closings if and as agreed by the parties. Our target final closing date is before Thanksgiving and no later than December 1st, and we would work diligently to ensure we hit that date.

3.	Structure and Source of Proceeds: Certain ultimate owners of Campers Inn, including Jeffrey M. Hirsh, intend to utilize a new holding company entity (“NewCo”) to effectuate the transaction, with financing from a combination of longstanding blue-chip relationships and family resources. We also have the capability, if needed, of funding this transaction through current Campers Inn financing facilities and family resources. Our only conditions to close would be (i) HSR clearance (if needed); (ii) assignment of leases per Section 1.b in their current form, together with landlord consents (if landlord consent is required under the applicable lease); (iii) good, marketable and clear title to the purchased assets and real estate (or, in the case of recent trades, powers of attorney and payoffs to allow us to clear title); and (iv) the Lazydays stockholder vote approving the transactions (if required under Delaware law). There will be no other conditions such as financing, OEM approvals, state licensing, or other third-party consents. We will provide, prior to the execution of the definitive asset purchase agreement, a definitive term sheet, along with enforceable committed acquisition financing letters subject to customary limited conditions, from a financing source to Newco for the floorplan financing necessary to complete the purchase of the inventory (collectively the “Committed Floorplan Financing”). Unless the Committed Floorplan Financing is effective simultaneously with the definitive asset purchase agreement, Campers Inn Holding Corporation will be a party to the definitive asset purchase agreement and guarantee the obligations of NewCo to purchase the inventory thereunder. In addition, Jeffrey M. Hirsch will be a party to and guarantee performance of the obligations of such NewCo under the definitive asset purchase agreement with respect to the purchase of the FF&E, parts, equipment, blue sky/goodwill and real estate.

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4.	Remaining Diligence: We appreciate the quick responsiveness of the Company and their advisors to our diligence requests thus far. Our remaining diligence would focus on (i) understanding any potential liability exposures; (ii) detailed inventory analysis including site visits for major operations, (iii) working with landlords on transfer of leases, and (iv) review of previous appraisals and potentially order new appraisals. The transaction would close without any post-closing recourse against Lazydays and without any escrows or holdbacks.

5.	Other Items and Assumptions: In addition to the above, we would note the following for the Company’s awareness:

a.	Exclusivity: In consideration of the time and costs we will incur in connection with conducting due diligence on the Company and negotiating a transaction, the Company and its subsidiaries hereby agree to an Exclusivity Period as follows. The “Exclusivity Period” shall extend from the time of mutual execution and delivery of this LOI on September 11, 2025 through the earlier of (i) October 6, 2025 if the Company has satisfied the APA Milestone or (ii) execution and delivery of the definitive asset purchase agreement, after which it shall, pursuant to such asset purchase agreement, extend through to closing, unless the Company receives an offer from a third party that it reasonably determines may be a superior offer, and is advised by counsel that the Board of Directors of the Company must, in the exercise of its fiduciary duties, consider such superior offer (the “Fiduciary Out”). In the case of the Fiduciary Out, (a) the Company shall provide notice to Campers Inn of the existence and general terms of such superior offer promptly, (b) the Company and its Representatives may furnish to such third party information and access relating to the Company and its subsidiaries and their businesses and operations for the purpose of assisting with or facilitating such a superior offer and engage in related discussions and negotiations and (c) if the Company pays or causes to be paid to Campers Inn or its designee a breakup fee equal to $10 million USD, the Company may enter into any agreement (including any letter of intent, term sheet or other similar document or any definitive agreement) relating to such superior offer with such third party and may consummate any transactions contemplated thereby. The breakup fee shall be due and payable when, in the exercise of the Fiduciary Out, the Company engages with and furnishes the information and access to such third party pursuant to Section 5.a(b) hereof. Nothing in this Section 5.a shall obligate Newco or us to match or top any superior offer, or to continue negotiations with the Company in response to a superior offer. Except as otherwise provided herein, the Company hereby agrees that the Company will not, and the Company will cause its subsidiaries and its and its subsidiaries’ respective directors, managers, officers, employees, agents, representatives and financial and legal advisors (collectively “Representatives”), during the Exclusivity Period to not, directly or indirectly, solicit, negotiate, encourage or otherwise discuss with or provide information or enter into any agreement with respect to (including but not limited to continuing any current discussions or negotiations or continuing to allow access to any online or physical data room) any person or entity (other than Campers Inn and our respective representatives) for the purpose of effecting or evaluating the sale, transfer, recapitalization or other disposition, directly or indirectly, of any equity interests in, or assets of, the Company or any of its subsidiaries by asset sale, equity sale, joint venture, merger, consolidation, recapitalization or any other means or other transaction.

b.	We will provide a $1 million USD deposit promptly after full execution of this LOI, which is fully refundable if (i) payment of the break up fee is triggered pursuant to Section 5.a hereof; or (ii) if at any time Lazydays abandons the transaction, or (iii) if the closing conditions in Section 3 of this letter are not met. Otherwise the deposit will be nonrefundable or, if closing occurs, will be credited to the purchase price for the purchased assets. We understand the deposit will be held by the Company in an M&T Bank-based pledged account, subject to the obligation to refund the deposit per the terms of this Section 5.b.

We appreciate all of the time spent to date and look forward to hearing back regarding this further updated LOI. We acknowledge this LOI will be publicly filed by the Company with the SEC. Nothing in this letter (except Sections 5.a and 5.b, which shall be binding) constitutes a binding offer and no party shall be bound unless and until definitive documents are executed by both parties.

Signature Page Follows

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We look forward to continuing to work with the Company toward a potential transaction. If there are any questions, feel free to contact us or our advisor KeyBanc.

Sincerely,

CAMPERS INN HOLDING CORPORATION		LAZYDAYS HOLDINGS, INC.

By:	/s/ Jeff Hirsch	By:	/s/ Robert DeVincenzi
Jeff Hirsch Chief Executive Officer and Owner Campers Inn Holding Corp.		Robert DeVincenzi Chairman of the Board Lazydays Holdings, Inc.

By:	/s/ Ben Hirsch	By:	/s/ Ronald K. Fleming
Ben Hirsch Chief Operating Officer and Owner Campers Inn Holding Corp.		Ronald K. Fleming Chief Executive Officer and Director Lazydays Holdings, Inc.

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